UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For December 09, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 09, 2005 - Directorate Change


The Company confirms that there are no details to be disclosed pursuant to paragraph 9.6.13 of the Listing Rules in relation to Brian May who, as announced on 9 December 2005, was appointed as a director of Bunzl plc with effect from 1 January 2006.

The Company also confirms that apart from his current position as a director of Inchcape plc there are no details to be disclosed pursuant to paragraph 9.6.13 of the Listing Rules in relation to Peter Johnson who, as announced on 9 December 2005, was appointed as a director of Bunzl plc with effect from 1 January 2006.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 09, 2005                      By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer